SECURITIE 03012054 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51407

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY CITY CAPITAL BD LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
750 BATTERY STREET, STE 400
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDY Y. KOH (415) 835-9351
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700 (Address) San Francisco (City) CA (State) 94104 (Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDY KOH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BAY CITY CAPITAL BD LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

M. A. JOSEPHSON
Commission # 1340057
Notary Public - California
San Francisco County
My Comm. Expires Jan 17, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }
County of San Francisco Co } ss.

On February 10, 2003 before me, M A Josephson
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Judy J. [illegible]
Name(s) of Signer(s)

☐ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

M. A. JOSEPHSON
Commission # 1340057
Notary Public - California
San Francisco County
My Comm. Expires Jan 17, 2006

WITNESS ~~my~~ hand and official seal.

M A Josephson
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

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STATEMENT OF FINANCIAL CONDITION

Bay City Capital BD LLC December 31, 2002
with Report of Independent Auditors

Bay City Capital BD LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Members of
Bay City Capital BD LLC

We have audited the accompanying statement of financial condition of Bay City Capital BD LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bay City Capital BD LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 6, 2003

Bay City Capital BD LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	118.460
Fee and other receivables		39,747
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $79,227		310,574
Total assets	$	468,781
Liabilities and members' equity		
Accounts payable and accrued expenses	$	2,399
Payable to affiliate, net		1,286
		3,685
Members' equity		465,096
Total liabilities and members' equity	$	468,781

See accompanying notes.

Bay City Capital BD LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Bay City Capital BD LLC (the "Company") is a limited liability company formed in the state of Delaware. The Company was formed in April 1999 and will continue until January 1, 2040, unless earlier dissolved in accordance with the Limited Liability Company Operating Agreement dated April 30, 1999 (the "Operating Agreement"). The purpose of the Company is to perform investment banking and broker dealer services, with a particular focus on businesses operating in the life sciences industry. The Company also provides financial advisory services to its clients. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition is presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Property and Equipment

Property and equipment consists of furniture, fixtures, computer equipment, and leasehold improvements, which are recorded at cost and depreciated on a straight-line basis over an estimated useful lives ranging from five to ten years.

Income Taxes

Limited liability companies are classified as a partnership for federal and state income tax purposes and, accordingly, the income or loss of the Company will be included in the tax returns of the Members. Therefore, there is no provision for federal and state income taxes in the financial statements of the Company.

2. Significant Accounting Policies (continued)

Limitation of Members' Liability

The debt, obligations, and liabilities of the Company are solely the debts, obligations, and liabilities of the Company, and no Member is obligated personally for such debt, obligation, or liability solely by reason of being a member.

3. Capital Contributions and Distributions

On the date of formation of the Company, Members made an initial contribution to the capital of the Company. If the Board of Managers determines that the Company needs additional capital to pay expenses or to provide for appropriate reserves, and the Members approve such determination by majority vote, each Member will contribute additional amounts to the capital of the Company in proportion to their percentage interest.

Any distributable cash of the Company, as determined by the Board of Managers, is distributed annually, within 120 days after the end of each fiscal year, to the Members in proportion to their percentage interest.

4. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2002, the Company had net capital of $114,775, which was $109,775 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

5. Related Party Transactions

The Company entered into an expense allocation agreement with Bay City Capital, LLC ("BCC, LLC"), an affiliate of the Company. The agreement calls for the Company to pay BCC, LLC its share of overhead, direct and indirect employee compensation and benefits, and other expenses. An administrative fee of 5% of such shared expenses is also added. As of December 31, 2002, the Company owed BCC, LLC $1,286 of operating expense reimbursement.

The Company also entered into a license agreement with BCC, LLC to pay a license fee for using the mark "Bay City Capital" in connection with the performance of investment advisory services. The agreement calls for the Company to pay BCC, LLC a fee of 7% of its gross service revenues; provided however, that in no event will such fee in any annual period exceed 5% of net profit.

During the year ended December 31, 2002, the Company received advisory fees from five portfolio companies. BCC, LLC is the investment advisor of the affiliated funds which invest in these five portfolio companies. The general partners of these funds are also affiliates of the Company.

6. Commitments

The Company leases office space from Bay City Capital LLC. The lease provides for a fixed base monthly rent and expires on February 28, 2010. Rent expense paid for the year ended December 31, 2002 was $284,835. Future minimum lease payments up through February 28, 2010 are as follows:

2003	$ 284,835
2004	284,835
2005	298,798
2006	301,590
2007 and thereafter	955,035
	$ 2,125,093

Bay City Capital BD LLC

Notes to Statement of Financial Condition (continued)

7. Property, Equipment, and Fixtures

As of December 31, 2002, property, equipment, and fixtures consisted of the following:

Furniture and equipment	$ 44,726
Leasehold improvements	345,075
	389,801
Less accumulated depreciation and amortization	(79,227)
	$ 310,574